Exhibit 1

P R E S S   R E L E A S E

Company Contacts		IR Agency Contact
Nachum Falek,	Shirley Nakar,	Erik Knettel,
VP Finance & CFO	Director, Investor Relations	The Global Consulting
AudioCodes	AudioCodes	Group
Tel: +972-3-976-4000	Tel: +972-3-976-4072	Tel: +1-646-284-9415
Nachum@audiocodes.com	shirley.nakar@audiocodes.com	Eknettel@hfgcg.com

AudioCodes Reports Third Quarter 2005 Financial Results

Revenues Increase to $29.7 Million, Up 4% Sequentially and 29% Year-over-Year

Net Income Increases to $3.5 Million, or $0.08 Per Diluted Share

Lod, Israel – October 31, 2005 – AudioCodes (NASDAQ: AUDC), a leading provider of Voice over Packet (VoP) technologies and Voice Network products, today announced financial results for the third quarter ended September 30, 2005.

Revenues for the quarter ended September 30, 2005 were $29.7 million compared to $28.5 million for the quarter ended June 30, 2005 and $23.1 million for the quarter ended September 30, 2004. Third quarter 2005 revenues grew 4% sequentially and increased 29% compared to the third quarter of 2004. Net income for the third quarter of 2005 was $3.5 million, or $0.08 per diluted share, compared to net income of $1.6 million, or $0.04 per diluted share, for the corresponding period last year.

Revenues for the nine months ended September 30, 2005 increased 48% to $85.2 million from $57.5 million for the first nine months of 2004. Net income for the nine months ended September 30, 2005 increased to $9.5 million, or $0.22 per diluted share, from $2.4 million, or $0.06 per diluted share, for the first nine months of 2004.

Cash and cash equivalents, short-term and long-term marketable securities, short-term and long-term bank deposits and structured notes were $217.1 million as of September 30, 2005 compared to $214.7 million as of June 30, 2005 and $94.5 million as of September 30, 2004. Amounts as of September 30, 2005 and June 30, 2005 include approximately $120.2 million of net proceeds from the sale of senior convertible notes in November 2004.

AudioCodes Reports Q3 2005 Results	page 1 of 6

“We are pleased to report yet another quarter of growth for AudioCodes, our sixteenth consecutive quarter of revenue and profit growth. With top line revenue growth of 29% during the third quarter compared to the third quarter of 2004, we mark four years of increasing sequential quarterly revenues, and have continually strengthened our position in our industry. Bottom line profitability also made excellent progress as we executed our strategy, continued investing in our technology and products, gained leverage within our business and received industry recognition as a media gateway provider leader,” stated Shabtai Adlersberg, President, Chairman and CEO of AudioCodes.

“This quarter we have further increased collaboration with global telecom equipment leaders to build the infrastructure that we expect will help drive increased sales of our media gateway and media server products in coming years. In our Networking business we saw increased RFP activity and intensified evaluation and testing activity of our products by service providers and OEM partners. In addition, we saw signs of recovery in sales and new design wins in our VoIP communication boards within our Technology business. The growing competition and increased spending of wireless, wireline and cable service providers to build next-gen broadband, converged VoIP networks remains the key market driver for continued growth. We firmly believe that our continued investment and success in delivering leading products to our customers and partners will pave the way for further growth,” concluded Mr. Adlersberg.

Conference Call & Webcast Information

AudioCodes will conduct a conference call on November 1, 2005 to discuss the third quarter 2005 financial results, which will be simultaneously Webcast at 9:00 A.M. Eastern Time. Investors are invited to listen to the call live via Webcast at the AudioCodes corporate Website at http://www.audiocodes.com.

AudioCodes Reports Q3 2005 Results	page 2 of 6

About AudioCodes

AudioCodes Ltd. enables the new voice infrastructure by providing innovative, reliable and cost-effective Voice over Packet technology and Voice Network products to OEMs, network equipment providers and system integrators. AudioCodes provides its customers and partners with a diverse range of flexible, comprehensive media gateway and media processing technologies, based on VoIPerfect(TM) – AudioCodes’ underlying, best-of-breed, core media gateway architecture. The company is a market leader in voice compression technology and is a key originator of the ITU G.723.1 standard for the emerging Voice over IP market. AudioCodes voice network products feature media gateway and media server platforms for packet-based applications in the converged, wireline, wireless, broadband access, and enhanced voice services markets. AudioCodes enabling technology products include VoIP and CTI communication boards, VoIP media gateway processors and modules, and CPE devices. Its customers include the leading telecom and data network equipment providers globally. AudioCodes’ headquarters and R&D facilities are located in Israel with an R&D extension in the U.S. Other AudioCodes’ offices are located in Europe, the Far East, and Latin America. For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes’ business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes’ industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products’ demand; the impact of competitive products and pricing on AudioCodes’ and its customers’ products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; and other factors detailed in AudioCodes’ filings with the Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

AudioCodes, AC, Ardito, AudioCoded, NetCoder, TrunkPack, VoicePacketizer, MediaPack, Stretto, Mediant, VoIPerfect and IPmedia are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners.

Summary financial data follows

AudioCodes Reports Q3 2005 Results	page 3 of 6

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30, 2005	December 31, 2004
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$75,239	$166,832
Short-term bank deposits and structured notes	65,969	-
Short-term marketable securities	4,027	-
Trade receivables, net	17,257	14,470
Other receivables and prepaid expenses	4,434	4,608
Inventories	10,423	10,059

Total current assets	177,349	195,969

LONG-TERM INVESTMENTS:
Long-term bank deposits and structured notes	28,000	50,195
Long-term marketable securities	43,905	-
Investments in companies	1,494	487
Severance pay funds	5,144	4,538

Total long-term investments	78,543	55,220

PROPERTY AND EQUIPMENT, NET	6,304	6,694

INTANGIBLE ASSETS ,DEFERRED CHARGES AND OTHER, NET	3,504	5,127

GOODWILL	19,135	9,135

Total assets	$284,835	$272,145

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$6,813	$6,541
Other payables and accrued expenses	16,824	17,981

Total current liabilities	23,637	24,522

ACCRUED SEVERANCE PAY	5,655	4,978

SENIOR CONVERTIBLE NOTES	120,791	120,660

Total shareholders' equity	134,752	121,985

Total liabilities and shareholders' equity	$284,835	$272,145

AudioCodes Reports Q3 2005 Results	page 4 of 6

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Nine months ended September 30,		Three months ended September 30,
	2005	2004	2005	2004
	Unaudited		Unaudited

Revenues	$85,187	$57,515	$29,728	$23,080

Cost of revenues	34,704	24,085	12,130	9,508

Gross profit	50,483	33,430	17,598	13,572

Operating expenses:
Research and development, net	17,959	14,483	6,190	5,370
Selling and marketing	18,984	14,346	6,654	5,454
General and administrative	4,383	3,364	1,537	1,427

Total operating expenses	41,326	32,193	14,381	12,251

Operating income	9,157	1,237	3,217	1,321
Financial income, net	1,508	1,616	634	463
Equity in losses of affiliated companies	(598)	(336)	(128)	(107)

Income before taxes on income	10,067	2,517	3,723	1,677
Taxes on income	535	101	247	57

Net income	$9,532	$2,416	$3,476	$1,620

Basic net earnings per share	$0.24	$0.06	$0.09	$0.04

Diluted net earnings per share	$0.22	$0.06	$0.08	$0.04

Weighted average number of shares used in
computing basic net earnings per share (in thousands)	40,212	38,354	40,413	38,655

Weighted average number of shares used in
computing diluted net earnings per share (in thousands)	43,075	42,342	42,818	42,366

AudioCodes Reports Q3 2005 Results	page 5 of 6

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30, 2005	Three months ended September 30, 2005
	Unaudited	Unaudited

Cash flows from operating activities:
Net income	$9,532	$3,476
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,424	844
Amortization of marketable securities premium and accretion of discounts, net	82	59
Equity in losses of affiliated companies	598	128
Decrease in accrued severance pay, net	71	80
Amortization of deferred stock compensation	30	10
Amortization of senior convertible notes discount and deferred charges	143	49
Increase in accrued interest on long-term bank deposits and structured notes	(69)	-
Decrease (increase) in trade receivables, net	(2,787)	467
Increase in other receivables and prepaid expenses	234	390
Increase in inventories	(364)	(1,064)
Increase (decrease) in trade payables	272	(2,007)
Increase (decrease) in other payables and accrued expenses	(320)	715
Other	(12)	-

Net cash provided by operating activities	9,834	3,147

Cash flows from investing activities:
Investment in short-term marketable securities	(3,051)	(2,012)
Investment in short-term deposits	(33,969)	(33,969)
Investments in companies	(1,605)	(1,297)
Purchase of property and equipment	(1,473)	(513)
Proceeds from sale of property and equipment	96	-
Investment in structured notes	(20,000)	(10,000)
Proceeds from structured notes called by the banks	10,000	10,000
Investment in long-term marketable securities	(44,963)	(26,684)
Payment for acquisition of Ai-Logix	(10,000)	-

Net cash used in investing activities	(104,965)	(64,475)

Cash flows from financing activities:
Issuance costs for senior convertible notes	(84)	-
Proceeds from issuance of shares upon exercise of options and employee stock
purchase plan	3,622	1,441

Net cash provided by financing activities	3,538	1,441

Decrease in cash and cash equivalents	(91,593)	(59,887)
Cash and cash equivalents at the beginning of the period	166,832	135,126

Cash and cash equivalents at the end of the period	$75,239	$75,239

AudioCodes Reports Q3 2005 Results	page 6 of 6